File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 907

CRC5,200,000,000 6.55 percent Notes due February 27, 2031

Filed pursuant to Rule 3 of Regulation IA

Dated: February 27, 2024

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of CRC5,200,000,000 6.55 percent Notes due February 27, 2031, Series No. 907 (the “Notes”) under the Bank’s Global Debt Program. The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (both previously filed); and the Terms Agreement dated February 22, 2024 (the “Terms Agreement”) and the Pricing Supplement dated as of February 22, 2024 (the “Pricing Supplement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2.Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3.Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per
Note: 100.00%	Nil.	100.00%
Total: CRC5,200,000,000		CRC5,200,000,000
(U.S.$10,019,267.82)		(U.S.$10,019,267.82)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A)	Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2023

(B)	Pricing Supplement

(C)	Terms Agreement

1	The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 10, 2023

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)	The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the “Global Agency Agreement”); and

6)	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the “FRBNY Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)

Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macrì

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031 (the “Notes”)

payable in United States Dollars

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the

Official List of the Financial Conduct Authority and

to trading on the London Stock Exchange plc’s UK

Regulated Market

Citigroup

The date of this Pricing Supplement is as of February 22, 2024

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

UK MiFIR product governance / Professional investors and ECPs target market – See “General Information—Additional Information Regarding the Notes—Matters relating to UK MiFIR” below.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	907

2.	Aggregate Principal Amount:	CRC 5,200,000,000

3.	Issue Price:	CRC 5,200,000,000, which is 100.00 percent of the Aggregate Principal Amount The Issue Price will be payable in USD in the amount of USD 10,019,267.82 at the agreed rate of 519 CRC per one USD.

4.	Issue Date:	February 27, 2024

5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of “Other Relevant Terms” below.

6.	New Global Note:	No

7.	Authorized Denomination(s) (Condition 1(b)):	CRC 50,000,000 and integral multiples thereof

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

8.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of Costa Rica (“Costa Rican Colón” or “CRC”), provided that all payments in respect of the Notes will be made in United States Dollars (“U.S.$” or “USD”).

9.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD

10.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD

11.	Maturity Date (Condition 6(a); Fixed Interest Rate):

February 27, 2031; provided that if the Valuation Date (as defined below) in respect of the Maturity Date shall be adjusted as provided in the definition of “Valuation Date”, then the Maturity Date shall be the date five Relevant Business Days after such Valuation Date as so adjusted.

The Maturity Date is subject to the Business Day Convention with no adjustment to the amount of interest otherwise calculated.

12.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

13.	Interest Commencement Date (Condition 5(III)):	Issue Date (February 27, 2024)

14.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the calculation of the Interest Amount, Fixed Rate Interest Payment Dates and default interest are as set out below.

	(a) Interest Rate:	6.55 percent per annum

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

(b) Fixed Rate Interest Payment Date(s):	Semi-Annually in arrear on each August 27 and February 27, commencing on August 27, 2024, up to and including the Maturity Date; provided that if the Valuation Date in respect of a stated Fixed Rate Interest Payment Date shall be adjusted as provided in the definition of “Valuation Date”, then such Fixed Rate Interest Payment Date shall be the date five Relevant Business Days after such Valuation Date as so adjusted.

(c) Business Day Convention:	Following Business Day Convention

(d) Fixed Rate Day Count Fraction(s):	30/360, unadjusted

(e) Calculation of Interest Amount:

As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the CRC Rate (as defined below) and calculate the Interest Amount with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Valuation Date (as defined below) as follows:

6.55%

times

minimum Authorized Denomination

times

the Fixed Rate Day Count Fraction

divided by

the CRC Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

In respect of a Valuation Date, the “CRC Rate”, expressed as the amount of CRC per one USD:

(a)   shall be determined by the Calculation Agent on such Valuation Date by reference to the CRC-MONEX Rate (as defined below); or

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

(b)   if the CRC-MONEX Rate is not available on such Valuation Date or if an FX Disruption Event (as defined below) applies, the Calculation Agent shall promptly inform the Bank and the Global Agent of such unavailability or such occurrence, as applicable, and for the purposes of obtaining a CRC Rate, the Applicable Disruption Fallbacks will apply.

The “CRC-MONEX Rate”, in respect of a Valuation Date, is the weighted average of Costa Rican Colón/U.S. Dollars exchange rate, expressed as the amount of Costa Rican Colón per one USD, as determined by the Foreign Exchange Interbank Market in Costa Rica (“MONEX”) as the exchange rate to pay foreign exchange denominated obligations payable in Costa Rican Colónes, as published in the “Resumen de negociacion en MONEX” (daily summary printed from the MONEX system at close), which appears on the Banco Central de Costa Rica’s website (www.bccr.fi.cr) under the heading “TIPO DE CAMBIO NEGOCIADO (colones por US$)” and to the right of the caption “Promedio ponderado” at approximately 5:00 PM, San Jose time, on such Valuation Date.

“Valuation Date” means, in respect of each Fixed Rate Interest Payment Date and the Maturity Date, the date which is five New York and San Jose Business Days prior to such date (each being a “Scheduled Valuation Date”); provided, however, that in the event of an Unscheduled Holiday (as defined below) or a Valuation Postponement (as defined below) with respect to such date, a Scheduled Valuation Date shall be subject to adjustment in accordance with the Business Day Convention.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

“Unscheduled Holiday” means, in respect of a Scheduled Valuation Date, that a day is not a New York and San Jose Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in San Jose two business days prior to such day.

Applicable Disruption Fallbacks (in order of application):

1. Valuation Postponement. “Valuation Postponement” means, for purposes of obtaining a CRC Rate, that the CRC Rate will be determined on the New York and San Jose Business Day first succeeding the day on which FX Disruption Event ceases to exist, unless the FX Disruption Event continues to exist (measured from the date, that, but for the occurrence of the FX Disruption Event, would have been the Valuation Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement (as defined below). In such event, the CRC Rate will be determined on the next New York and San Jose Business Day after the Maximum Days of Postponement in accordance with the next Applicable Disruption Fallback.

2. Calculation Agent Determination of the Reference Rate. “Calculation Agent Determination of Reference Rate” means, for the purpose of obtaining a CRC Rate, the Calculation Agent will determine the CRC Rate (or a method for determining the CRC Rate) in its sole discretion, acting in good faith and in a commercially reasonable manner.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

Cumulative Events: Notwithstanding anything herein to the contrary, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 30 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 30 day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period, then such day shall be deemed to be a Valuation Date, and (y) if, upon the lapse of any such 30 day period, a FX Disruption Event shall have occurred or be continuing on the day following such period, then the Valuation Postponement shall not apply and the CRC Rate shall be determined in accordance with the next Applicable Disruption Fallback (i.e., Calculation Agent Determination of the Reference Rate).

“Maximum Days of Postponement” means eight (8) calendar days.

“FX Disruption Event” means, on any New York and San Jose Business Day, the Calculation Agent determines in its sole discretion that it is unable to determine any amount or rate that the Calculation Agent is required to determine under the Notes, including the CRC Rate, due to market conditions, such market conditions including, but not limited to, (i) market volatility, (ii) factors affecting market liquidity, (iii) legal, regulatory or artificial market limitations, (iv) a natural or man-made disaster, armed conflict, act of terrorism, riot, labor disruption or any other circumstance beyond its control, or (v) the enactment, promulgation, execution, ratification or adoption of, or any change in or amendment to, any rule, law, regulation or statute (or in the applicability or official interpretation of any rule, law, regulation or statute) or the issuance of any order or decree.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

“New York and San Jose Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in New York and San Jose (Costa Rica).

	(g) Calculation Agent:	See “8. Identity of Calculation Agent” under “Other Relevant Terms”

	(h) Notification:	If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the CRC-MONEX Rate (as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 15 (Notices).

15.	Relevant Financial Center:	London, New York and San Jose (Costa Rica)

16.	Relevant Business Day:	London, New York and San Jose (Costa Rica)

17.	Redemption Amount (Condition 6(a)):

The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Valuation Date with respect to the Maturity Date as follows:

minimum Authorized Denomination

divided by

the CRC Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

If payment of the Redemption Amount occurs later than on the scheduled Maturity Date in the event of any postponement described herein, no accrued interest shall be payable in respect of such period of postponement following the scheduled Maturity Date.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

18.	Issuer’s Optional Redemption (Condition 6(e)):	No

19.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

20.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with “17. Redemption Amount” plus accrued and unpaid interest, if any, as determined in accordance with “14. Fixed Interest Rate (Condition 5(I))”; provided that for purposes of such determination, the Valuation Date shall be the date that is five Relevant Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

21.	Governing Law:	New York

22.	Selling Restrictions: (a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

(b) United Kingdom:	The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

(c) Republic of Costa Rica:	The securities are not intended for the Costa Rican public or the Costa Rican market and are not registered, and will not be registered, with the General Superintendence of Securities (“SUGEVAL”) as part of any public offering of securities in Costa Rica. The Pricing Supplement relates to an individual, private offering that is made in Costa Rica in reliance upon an exemption from registration with the SUGEVAL pursuant to articles 7 and 8 of the Regulations on the Public Offering of Securities (Reglamento de Oferta Pública de Valores). The information contained in the Pricing Supplement is confidential, and the Pricing Supplement is not to be reproduced or distributed to third parties in Costa Rica.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

	(d) Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

	(e) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s UK Regulated Market with effect from the Issue Date.

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	The Depository Trust Company (DTC)

3.	Syndicated:	No

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.

5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.

6.	Codes:

	(a) CUSIP:	45818WFD3

	(b) ISIN:	US45818WFD39

7.	Identity of Dealer:	Citigroup Global Markets Limited

8.	Identity of Calculation Agent:

Citibank, N.A., New York Branch, will act as the Calculation Agent.

In relation to the Valuation Date, as soon as is reasonably practicable after the determination of the CRC Rate in relation thereto, on the date on which the relevant CRC Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the CRC Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

9.	Provision for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No

	(b) DTC Global Note(s):	Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, as amended from time to time, between the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

	(c) Other Registered Global Notes:	No

General Information

Additional Information Regarding the Notes

1.	Matters relating to UK MiFIR

The Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

UK MiFIR product governance / Professional investors and ECPs target market – Solely for the purposes of the UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturer’s target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, (i) the expression “UK manufacturer” means the Dealer, (ii) the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

2.	United States Federal Income Tax Matters

The following supplements the discussion under the “Tax Matters” section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this Pricing Supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Because the Notes are denominated in Costa Rican Colón, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of “—Payments of Interest” under the “United States Holders” section. Pursuant to such rules, a United States holder should determine amounts received with respect to a Note (including principal and interest) by reference to the U.S. dollar value of the Costa Rican Colón amount of the payment, calculated at the currency exchange rate in effect on the date of payment. The U.S. dollar amount that is actually received by the United States holder may differ from the amount determined under the preceding sentence, since the U.S. dollar amount of the payment will be determined by reference to the CRC Rate as of the relevant Valuation Date. Accordingly, a United States holder of the Notes may recognize United States source foreign currency gain or loss in an amount equal to such difference (in addition to any foreign currency gain or loss otherwise recognized upon the receipt of an interest payment or a sale or retirement of the Notes). The U.S. Internal Revenue Service could take the position, however, that the amounts received by a United States holder in respect of a Note should be equal to the U.S. dollar amount that is actually received by the United States holder. Prospective United States holders of the Notes should consult their tax advisors regarding these rules.

3.	Additional Investment Considerations:

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor’s particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

The methodologies for determining the Costa Rican Colón-United States Dollar foreign exchange rate may result in a Redemption Amount or the Early Redemption Amount (if applicable) of the Notes, or an interest payment on the Notes, being significantly less than what an alternative methodology for determining the CRC-USD exchange rate would yield.

The Bank may hedge its obligations under the Notes by entering into a swap transaction with the Dealer, one of its affiliates or other parties as swap counterparty. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Dealer or another purchaser might be willing to purchase Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original issue price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original issue price of the Notes included, and secondary market prices are likely to exclude, the projected profit that our swap counterparty or its affiliates may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant, the original issue price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.

Payment of each Interest Amount and the Redemption Amount will be based on the CRC-MONEX Rate, which is a measure of the rate of exchange between the Costa Rican Colón and the USD. Currency exchange rates are volatile and will affect the holder’s return. In addition, the government of Costa Rica can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in Costa Rica or elsewhere could lead to significant and sudden changes in the exchange rate between the Costa Rican Colón and the USD.

The Costa Rican Colón is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name:	Gustavo Alberto De Rosa
Title:	Chief Financial Officer and
General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 907

CRC 5,200,000,000 6.55 percent Notes due February 27, 2031

EXHIBIT C

EXECUTION VERSION

TERMS AGREEMENT NO. 907 UNDER

THE PROGRAM

February 22, 2024

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agrees to purchase from you (the “Bank”) the Bank’s CRC 5,200,000,000 6.55 percent Notes due February 27, 2031 (the “Notes”) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”), at approximately 9:00 a.m. New York time on February 27, 2024 (the “Settlement Date”), at an aggregate purchase price of CRC 5,200,000,000 (USD 10,019,267.82 at the agreed rate of 519 CRC per one USD), payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to February 12, 2024, 4:44 p.m. Central European time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (ii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

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Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.

The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the issue price of 100.00 percent of the principal amount (CRC 5,200,000,000 at the agreed rate of CRC 519 per one USD), payable in United States Dollars.

2.

Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

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For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention: Finance Department

     Cash Management and Settlements Group

Email:    FIN_CMO@iadb.org

Telephone:   202-623-3131

FOR THE DEALER:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Telephone:  +44 20 7986 1984

Email:    mtndesk@citi.com

Attention:   MTN Desk

6.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i)

Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

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(ii)

Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)

Acknowledges that, the securities are not intended for the Costa Rican public or the Costa Rican market and are not registered, and will not be registered, with the General Superintendence of Securities (“SUGEVAL”) as part of any public offering of securities in Costa Rica. The Pricing Supplement relates to an individual, private offering that is made in Costa Rica in reliance upon an exemption from registration with the SUGEVAL pursuant to articles 7 and 8 of the Regulations on the Public Offering of Securities (Reglamento de Oferta Pública de Valores). The information contained in the Pricing Supplement is confidential, and the Pricing Supplement is not to be reproduced or distributed to third parties in Costa Rica.

(iv)

Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

7.

The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

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Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

For the purposes of this provision, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Aoife Gribbin
Name: Aoife Gribbin
Title: Delegated Signatory

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
	Name:	Gustavo Alberto De Rosa
	Title:	Chief Financial Officer and General Manager, Finance Department

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